Exhibit 1
SHAREHOLDERS AGREEMENT
          THIS SHAREHOLDERS AGREEMENT (this “Agreement”) is entered into as of the 30th day of December, 2009, between CENTURY MINING CORPORATION, a corporation continued under the federal laws of Canada and with its head office address at 441 Peace Portal Dr., Blaine, WA 98230 (the “Company”), and KIRKLAND INTERTRADE CORP., a corporation organized under the laws of the British Virgin Islands and with its registered office address at [redacted text] (“Kirkland”), and GRAVITY LTD., corporation organized under the laws of the British Virgin Islands and with its head office address at [redacted text] (“Gravity”) (Kirkland and Gravity individually referred to as, a “Shareholder” and collectively referred to as, the “Shareholders”).
RECITAL
          Pursuant to the terms of a subscription agreement dated December 23, 2009 between the Company and Kirkland (the “Subscription Agreement”), the Company has agreed to grant certain rights to each of the Shareholders as the owners of Common Shares, which rights are set forth in this Agreement.
          In consideration of the foregoing premises and mutual covenants contained herein, the parties hereby agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1     Definitions.  When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1.1:
          An “Affiliate” of a specified Person means any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For purposes of this definition, “control” of any Person means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting capital stock, by contract, or otherwise.
          “Agreement” means this Shareholder Agreement, as the same may be amended from time to time.
          “Anti-Dilution Option” is defined in Section 3.2.
          “Binding Commitment” is defined in Section 3.2.
          “Board of Directors” means the Board of Directors of the Company, which has been reconstituted in connection with the execution of this Agreement to be comprised of two Shareholders’ Nominees, two incumbent directors and an independent director mutually selected by the Shareholders and the incumbent directors;

          “Business Day” means a day other than a Saturday, Sunday or statutory holiday on which banks are not open for the transaction of domestic business in Toronto, Ontario or Moscow, Russia.
          “Common Shares” means common shares in the capital of the Company.
          “Company” means Century Mining Corporation, a corporation continued under the federal laws of Canada and its successors.
          “Convertible Securities” means any securities issued by the Company from time to time after the date hereof carrying any purchase, exercise, conversion or exchange right pursuant to which the holder thereof may acquire Voting Shares (in any case, whether such right is then exercisable or exercisable within or after a specified period and whether or not on condition or the happening of any contingency).
          “DB” means Deutsche Bank AG.
          “Dilution Notice” is defined in Section 3.2.
          “Exchange” means the TSX Venture Exchange or such other exchange or trading market as the Voting Shares and/or Convertible Securities are then listed for trading.
          “Excluded Issuance” means (i) an issuance of Common Shares upon the due exercise of the Outstanding Convertible Securities; (ii) an issuance of Voting Shares and/or Convertible Securities consented to in writing by each of the Shareholders; and (iii) an issuance of Convertible Securities after the date hereof pursuant to the Company’s incentive stock option plan and Common Shares upon the due exercise of such Convertible Securities, provided that such issuance of Convertible Securities, together with all previously issued Convertible Securities pursuant to the Company’s incentive stock option plan, results in not more than 5% of the outstanding Common Shares being issuable pursuant to the Company’s incentive stock option plan at the time of such issuance and provided further that the Board of Directors has approved the grant of such Convertible Securities.
          “Forward Gold Purchase Agreement” means the forward gold purchase agreement dated December 22, 2009 between the Company and DB.
          “Funding Notice” is defined in Section 2.1.
          “Future Private Placement Financing” is defined in Section 2.1.
          “Gravity” means Gravity Ltd. or its Permitted Assignee.
          “Investor Members” means the members of the Operating Committee appointed by the Shareholders’ Nominees from time to time.

          “Issuance” is defined in Section 3.1.
          “Kirkland” means Kirkland Intertrade Corp. or its Permitted Assignee.
          “Notice” is defined in Section 5.2.
          “Notice of Subsequent Issuance” is defined in Section 3.1.
          “Offered Shares” is defined in Section 3.1.
          “Operating Committee” means the Operating Committee of the Board of Directors having the sole and exclusive power and authority to supervise the management of the Project until the Project has achieved the Operating Criteria.
          “Operating Criteria” means the Project reaching an annualized run rate of at least 75,000 ounces of gold over a period of at least four (4) consecutive months at a cash cost of US$500 or less per ounce; such run rate shall be verified by DB (in connection with the Forward Gold Purchase Agreement) or by a third party appointed by DB based upon refined gold receipts issued by Johnson Matthey and Royal Canadian Mint and changes in the mill and mine inventory; such cash cost will be calculated from the operation costs of the Project based on the World Gold Council criteria and confirmed by the Company’s auditors.
          “Outstanding Convertible Securities” means, in the aggregate, the warrants, options and other direct or indirect rights to purchase or obligations of the Company to issue Common Shares outstanding as of the date of this Agreement.
          “Permitted Assignee” is defined in Section 7.3.
          “Person” means an individual, a corporation, a limited liability company, an association, a joint-stock company, a business trust or other similar organization, a partnership, a joint venture, a trust, an unincorporated organization, a government or any agency, instrumentality or political subdivision of a government.
          “Pre-Emptive Notice” is defined in Section 3.1.
          “Project” means the Company’s mining operations located at the eastern limit of Val-d’Or in northwestern Québec, consisting of the Sigma and Lamaque underground mines, the Sigma open-pit mine, the Lamaque open-pit mine and the Sigma mill located in Abitibi County, Québec.
          “Securities Commission” means the applicable securities commission or regulatory authority in each of the provinces of Canada.
          “Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada and the respective regulations and rules made under those securities laws together with all applicable published policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement, together with applicable published policy statements of the Canadian Securities Administrators, and the rules of the Exchange.
          “Shareholders” and “Shareholder” are defined in the first paragraph of this Agreement.
          “Shareholders’ Nominees” means the individuals nominated by the Shareholders, from time to time, for appointment and/or election as directors of the Company pursuant to Section 4.1 and any replacement of any such individual from time to time;
          “Subscription Agreement” is defined in the Recital above.
          “Trigger Date” is defined in Section 2.1.
          “Voting Shares” means, collectively, the Common Shares and any other shares or voting interests issued by the Company, the holders of which are entitled to vote generally in the election of directors.
          “Warrant Financing” is defined in Section 2.1.
          “Warrants” means the outstanding common share purchase warrants of the Company beneficially owned by the Shareholders as of the date hereof.
1.2     Determination of Number of Common Shares Held by the Shareholders.  For the purposes of determining:
(a)	the number of Common Shares beneficially owned by each Shareholder and its Affiliates, and/or over which they exercise control of direction, the number of Common Shares set out in the most recently filed SEDI report of such Shareholder as at the applicable date of calculation shall be used, subject to the Shareholder or the Company providing evidence to the contrary; and
(b)	the number of outstanding Common Shares and Convertible Securities, the number of Common Shares and Convertibles Securities set out in the document most recently filed by or on behalf of the Company as at the applicable date of calculation shall be used, subject to the Company providing evidence to the contrary.
ARTICLE 2
FUTURE FINANCING BY SHAREHOLDERS
2.1     General.  From and after the date hereof until the earlier of the date of exercise of all of the Warrants held by a Shareholder and the date of expiry of the Warrants, if the Board of Directors determines that the Company requires additional working capital to fund the development and operation of the Project and, on the date of such determination, delivers to each

Shareholder a notice (a “Funding Notice”) of such determination and the amount of working capital required, then each Shareholder covenants and agrees, provided the Warrants are exercisable and subject to and in accordance with Section 2.2, to:
(a)	exercise such number of the Warrants then held by it on a pro rata basis (based upon the number of Common Shares held by it on the date of delivery of the Funding Notice (the “Trigger Date”)) as a percentage of the number of Common Shares held by all of the Shareholders on the Trigger Date) (a “Warrant Financing”); or
(b)	subscribe for additional Common Shares on a pro rata basis (based upon the number of Common Shares held by it on the Trigger Date as a percentage of all of the outstanding Common Shares as at the Trigger Date) pursuant to a private placement (a “Future Private Placement Financing”)
to provide the Company with gross subscription proceeds equal to the amount of working capital specified in the Funding Notice. The Company covenants and agrees that all proceeds raised from a Warrant Financing and/or a Future Private Placement Financing shall only be used by the Company to fund the development and operation of the Project. In the event of a breach by the Company of any of its covenants, representations or warranties contained in this Agreement or in the Subscription Agreement, a Shareholder shall have the right to terminate its obligations under this Section 2.1 by delivering notice to the other parties. It is acknowledged and agreed that in no event shall a Shareholder be required to subscribe for Common Shares pursuant to Warrant Financings and/or Future Private Placements under this Section 2.1 in the aggregate cumulative amount set out opposite its name, less, in each case, the subscription amounts previously paid pursuant to the exercise of Warrants which were exercised not as a result of the delivery of a Funding Notice:

Name of Shareholder	Maximum Subscription Amount
Kirkland	$15,000,000
Each Shareholder acknowledges that the Common Shares issuable pursuant to a Future Private Placement Financing, or the Common Shares issuable upon exercise of the Warrants if the Warrants are exercised within four months and one day from the date of issuance of the Warrants, shall be subject to resale and transfer restrictions imposed by applicable Securities Laws.
2.2     Consummation of Warrant Exercise and/or Future Private Placement Financing.
(a)	If the closing price of the Common Shares on the Exchange on the Trigger Date is:
(i)	equal to or greater than the then exercise price of the Warrants, then each of the Shareholders shall complete the applicable Warrant Financing; or
(ii)	less than the then exercise price of the Warrants, each of the Shareholders shall complete the applicable Future Private Placement Financing at a price per Common Share to be mutually agreed upon by the Shareholders and the Company in the context of the then current market (such agreement to be reached within two Business Days following the Trigger Date), in either case subject to the approval of such exercise of Warrants and/or Future Private Placement Financing by the Exchange and/or the shareholders of the Company, as may be applicable, and compliance with Securities Laws. In the event that such approval is required, the Company shall use its best efforts to obtain all of such approvals as soon as practicable. It is acknowledged and agreed that the Shareholders shall not be required to complete the purchase of Common Shares pursuant to this Section 2.2(a) in the event that the Exchange imposes any conditions upon the Shareholders (other than a four month hold period respecting the trading in the Common Shares following the closing of such purchase) which the Shareholders are not prepared to accept.

(b)	Each of the parties covenants and agrees to complete the purchase and sale of Common Shares pursuant to Section 2.2(a) not later than the later of:
(i)	sixty (60) days after the date on which the Funding Notice is delivered to the Shareholder; or
(ii)	the last date upon which all applicable regulatory approvals and, if applicable, the required approval by the shareholders of the Company, shall have been obtained.
ARTICLE 3
PRE-EMPTIVE RIGHTS
3.1     Pre-Emptive Notice.  If, at any time, the Company desires to issue and sell additional Voting Shares and/or Convertible Securities, whether by private placement, public offering or otherwise (an “Issuance”), other than an Excluded Issuance or pursuant to Article 2, then the Company shall deliver notice (the “Notice of Subsequent Issuance”) to each of the Shareholders containing the number of Voting Shares and/or Convertible Securities to be included in the Issuance by the Company (the “Offered Shares”), the date or proposed date of such Issuance, the price and other terms and conditions of such Issuance and confirmation that such Issuance and its terms have been accepted by the Exchange on a conditional basis. Each Shareholder shall be entitled to:
(a)	receive copies of all agreements and other documents (including offering documents) entered into or proposed to be entered into or delivered to subscribers with respect to each Issuance (and for greater certainty, the Company shall deliver drafts thereof contemporaneously with the delivery of such drafts to any underwriter or other agent or prospective subscribers) and each such Shareholder shall be entitled to enter into the required agreements on the most favourable terms and conditions offered to any subscriber; and
(b)	(but not be obligated to) exercise its pre-emptive rights with respect to any such Issuance pursuant to Section 3.2 by delivering notice to that effect to the Company and to the other Shareholders within five (5) Business Days after the delivery of the Notice of Subsequent Issuance (the “Pre-Emptive Notice”).

3.2     Anti-Dilution Option.  If the Company proposes to undertake an Issuance and a Shareholder has delivered a Pre-Emptive Notice to the Company in accordance with Section 3.1 with respect to such Issuance, the Company shall, at least five (5) Business Days prior to the scheduled closing date of such Issuance, deliver a notice (a “Dilution Notice”) to such Shareholder and all other Shareholders which have delivered Pre-Emptive Notices in respect of such issuance confirming the information regarding the Issuance previously delivered in the Notice of Subsequent Issuance and setting forth the maximum number of Voting Shares and/or Convertible Securities which each such Shareholder may purchase pursuant to this Section 3.2, together with the applicable subscription agreement required to be executed and delivered to effect such purchase and all related offering documents. Each such Shareholder shall have the option, but not the obligation, (the “Anti-Dilution Option”) to subscribe for and purchase from the Company under the Issuance, at the price and upon the other terms and conditions contained in the Dilution Notice, Voting Shares and/or Convertible Securities not exceeding such number of Voting Shares and/or Convertible Securities that would result in the Shareholder’s percentage ownership of Voting Shares, calculated on a non-diluted basis immediately after such Issuance (assuming the exercise in full of all Anti-Dilution Options) being equal to its percentage ownership of Voting Shares, calculated on a non-diluted basis immediately before the date of delivery of the Dilution Notice. In order to exercise the Anti-Dilution Notice the Shareholder (or any designated Affiliate thereof) shall deliver, within two (2) Business Days after the date of delivery of a Dilution Notice, to the Company and to all other Shareholders which have delivered Pre-Emptive Notices an executed subscription agreement or purchase order (the “Binding Commitment”) to subscribe for and purchase (on the exact same terms as offered pursuant to the Dilution Notice) and, in the event that the Company proceeds with the Issuance, it will be obligated to issue and sell to the Shareholder, subject to all applicable Securities Laws and required regulatory approvals (including any required shareholder approval) that number of Voting Shares and/or Convertible Securities set out in the Binding Commitment contemporaneously with the scheduled closing date of such Issuance. The Company shall deliver notice to each such Shareholder of the number of securities to be sold under the Issuance, the number of Voting Shares and/or Convertible Securities to be sold to the Shareholder and the aggregate purchase price for such securities. Each such Shareholder shall transmit all of the funds to purchase the Voting Shares and/or Convertible Securities reflected in its Binding Commitment at least one (1) Business Day prior to the scheduled closing date of such Issuance.
3.3     Failure to Exercise Pre-Emptive Right.  If all of the Shareholders fail to deliver Pre-Emptive Notices with respect to an Issuance within the period prescribed by Section 3.1, then the Company shall be entitled for a period of sixty (60) days following the expiry of such period to proceed with the completion of such Issuance at a subscription price which is not less than the subscription price per Offered Share set forth in the Notice of Subsequent Issuance and upon terms and conditions which are not more favorable than the terms and conditions set forth in the Notice of Subsequent Issuance.
3.4     Consequences of Failure to Consummate Purchase and Sale.  If:
(a)	a Binding Commitment is delivered but the subscription is not consummated within the time period provided in the applicable subscription agreement, and

(b)	the Shareholder does not agree in writing to a cancellation or rescission of such subscription agreement or an extension of the applicable time period prior to the expiration thereof, then for so long thereafter as such Shareholder or its designated Affiliate(s) remain ready, willing and able to consummate such transaction, the Company may not otherwise issue or otherwise offer for issuance any of the Offered Shares. For greater certainty, nothing herein shall prevent the Company from delivering an alternate Notice of Subsequent Issuance to each of the Shareholders in respect of a revised Issuance, with the provisions of Article 3 applying to such revised Issuance.
3.5     Right of Shareholders to Take-up Additional Shares.  If any Shareholder fails to exercise its pre-emptive rights pursuant to Sections 3.1 and/or 3.2 in respect of a particular Issuance, the other Shareholders shall have the right, but shall not be obligated, to purchase the Voting Shares and/or Convertible Securities which such Shareholder had the right to purchase.
3.6     Application.  The provisions of Article 3 shall terminate on the date upon which the number of Common Shares beneficially owned by the Shareholders and their respective Affiliates and/or over which they exercise control or direction, in the aggregate, is less than 19.9% of the issued and outstanding Common Shares (calculated, in each case, on a non-diluted basis). For the purposes of the calculation of the number of issued and outstanding Common Shares, any Common Shares issued by the Company in contravention of this Agreement or pursuant to an Excluded Issuance shall be excluded.
ARTICLE 4
CORPORATE GOVERNANCE
4.1     Composition of Board of Directors.
(a)	The Company covenants and agrees to take all necessary or advisable actions to recommend to its directors and its shareholders that Shareholders’ Nominees be appointed or elected, as the case may be, to the Board of Directors at each meeting of directors called for the purposes of appointing directors and/or at each meeting of shareholders of the Company at which directors are to be elected and at such other times as may be required by the Shareholders, to give effect to the following:
(i)	on the date of this Agreement, the Board of Directors shall be reconstituted to be comprised of five (5) individuals, of which two (2) individuals shall be Shareholders’ Nominees, two (2) individuals shall be incumbent directors and one (1) individual (who will also be appointed Chairman of the Board of Directors) shall be mutually selected by the Shareholders and the incumbent directors; and
(ii)	at the first meeting of shareholders of the Company following the date of this Agreement, the number of directors shall be increased to seven (7) and:
(A)	until such time as the Project has achieved the Operating Criteria, three (3) individuals who are Shareholders’ Nominees, three (3)

individuals who are incumbent directors (other than Shareholders’ Nominees) and one (1) individual (who will also be appointed Chairman of the Board of Directors) who is mutually selected by the Shareholders and the incumbent directors (other than Shareholders’ Nominees) shall be appointed or elected directors of the Company, from time to time; and

(B)	after the Project has achieved the Operating Criteria, the percentage of the total number of directors comprising the Board of Directors represented by the Shareholders’ Nominees appointed and/or elected to the Board of Directors shall at all times approximate the percentage of the outstanding Common Shares represented by the number of Common Shares then beneficially owned by the Shareholders and their respective Affiliates and/or over which they exercise control or direction, in the aggregate (calculated, in each case, on a non-diluted basis).
(b)	The Company covenants and agrees to take such other action necessary or advisable to facilitate the appointment to and continuing membership on the Board of Directors of the Shareholders’ Nominees.
(c)	The Shareholders shall have the right to request any Shareholders’ Nominee to resign as a director at any time. In the event of the resignation, death or disqualification of a Shareholders’ Nominee, the Shareholders shall have the right to nominate a replacement director and, in such event, the Company covenants and agrees to take all necessary actions to recommend to its directors and its shareholders that such replacement be appointed or elected in accordance with Section 4.1(a). Any vacancy on the Board of Directors created by the removal, death, disqualification or resignation of a Shareholders Nominee shall be filled with a new Shareholders’ Nominee. If the Shareholders fail to designate a new nominee within 30 days of the death, disqualification, resignation or removal of a Shareholders’ Nominee, the Shareholders shall be entitled to designate an individual to act as an observer at the meetings of the Board of Directors.
4.2     Miscellaneous Voting Rights and Obligations.  Removal of any Shareholders Nominee from the Board of Directors shall only occur upon the written consent of the Shareholders.
4.3     Independent Activities — Transactions with Affiliates.  Each of the Shareholders’ Nominees may engage in any other activities that he or she chooses, including transactions with the Shareholders and their respective Affiliates, without having or incurring any obligation to offer any interest or participation in those activities to the Company or any shareholder of the Company; provided that any such activities are not undertaken in violation of the covenants contained in this Agreement and are otherwise in compliance with any duties owed to the Company as a member of the Board of Directors.

4.4     The Operating Committee.
(a)	The Operating Committee will, upon establishment, be comprised of four (4) members, of which two (2) members shall be appointed by the Shareholders’ Nominees and two (2) members shall be appointed by the incumbent members of the Board of Directors other than Shareholders Nominees.
(b)	The charter of the Operating Committee shall be substantively in the form attached hereto as Schedule “B” and shall not be amended or changed in any manner without the prior written consent of the Board of Directors. The Operating Committee shall continue until at least the date of achievement of the Operating Criteria.
(c)	The Company covenants and agrees to take all necessary or advisable action to recommend to its directors to appoint to and continue membership on the Operating Committee of members nominated by the Shareholders’ Nominees, including, without limitation, arranging for meetings of the Board of Directors to be called, from time to time, for the purposes of appointing to the Operating Committee members nominated by the Shareholders’ Nominees as required pursuant to Section 4.4(a).
4.5     Appointment of Senior Operating Person for the Project
Until such time as the Project has achieved the Operating Criteria, the Investor Members shall have the right to veto any proposed nominee as the senior operating individual for the Project.
4.6     Covenant by Margaret Kent
Margaret Kent covenants and agrees, for so long as she is a director, officer, employee or consultant of the Company, to vote and to cause to be voted all of the Voting Shares owned by her and/or over which she exercises control or direction (directly or indirectly), including any voting shares owned and/or controlled (directly or indirectly) by any Person acting jointly or in concert with her, in favour of each of the Shareholders Nominees in respect of any election of directors of the Company from time to time.
ARTICLE 5
MISCELLANEOUS PROVISIONS
5.1     Termination of this Agreement.  This Agreement shall remain in effect until:
(a)	terminated by the written agreement of the Shareholders and the Company; or
(b)	the date upon which the number of Common Shares then beneficially owned by the Shareholders and their respective Affiliates and/or over which they exercise control or direction, in the aggregate, is less than 15% of the issued and outstanding Common Shares (calculated, in each case, on a non-diluted basis); or
(c)	(i) with respect to Kirkland, such time as Maxim Finskiy and/or his Affiliates beneficially own or control, in the aggregate, less than 20% of the outstanding voting shares of Kirkland, at which time this Agreement shall terminate with respect to Kirkland and, (ii) with respect to Gravity, such time as Francis Scola and/or his Affiliates beneficially own or control, in the aggregate, less than 20% of the outstanding voting shares of Gravity, at which time this Agreement shall terminate with respect to Gravity. For greater certainty, the parties acknowledge and agree that this paragraph 5.1(c) is intended to ensure that the respective rights granted to Kirkland and Gravity under this Agreement will not survive, as applicable, and this Agreement will be of no further force or effect with respect to the applicable Shareholder(s), if Maxim Finskiy and/or his Affiliates, collectively, and Francis Scola and/or his Affiliates, collectively, cease to be the controlling minds of Kirkland and Gravity, respectively.
Notwithstanding any termination of this Agreement, however, the provisions of this Agreement shall survive any such termination to the extent necessary for any Person to enforce any right of such Person which accrued hereunder prior to or on account of such termination.
5.2     Notices.  Any notice, consent or approval required or permitted to be given pursuant to this Agreement (in this Section referred to as a “Notice”) shall be in writing shall be delivered only on a Business Day during normal business hours in the location of the recipients address for service of Notice and shall be deemed to be effectively served and delivered: (a) when given by electronic mail; or (b) when given by facsimile; in each case addressed to the appropriate party at the address set forth below:
(a)	in the case of a Notice to the Shareholders, to:
(i)	Kirkland Intertrade Corp. [redacted text] Attention: [redacted text] Fax: [redacted text] Email: [redacted text],

(ii)	Gravity Ltd. [redacted text] Attention: [redacted text] Fax: [redacted text] Email: [redacted text],

with a copy to (which shall not constitute notice):

Macleod Dixon LLP Suite 2300 79 Wellington Street West Toronto, ON M5K 1H1 Attention: Marvin J. Singer Fax: (416) 360-8277 Email: marvin.singer@macleoddixon.com
(b)	in the case of a Notice to the Company, to:
Century Mining Corporation
441 Peace Portal Drive
Blaine, WA 98230
Attention: Margaret Kent
Fax: 360-332-4652
Email: mkent@centurymining.com

with a copy to (which shall not constitute notice):
Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
Toronto, ON M5J 2T7
Attention: William Sheridan
Fax: 416-365-1719
Email: wsheridan@langmichener.ca
5.3     Assignment.  Except as provided in Section 7.3, no party hereto may assign its rights or delegate its duties and/or obligations arising hereunder without the prior written consent of the other parties hereto, which the other parties may in their respective sole discretion withhold, condition or delay; provided, however, that each of the Shareholders shall at all times be entitled to assign this Agreement or any of its rights hereunder (including its rights under Article 3) to its Affiliate(s) or to any other Shareholder or its or Affiliate(s).
5.4     Injunctive Relief.  Without limiting any remedies available to the Shareholders, it is specifically acknowledged that the Shareholders may not have an adequate remedy at law for any breach of this Agreement by the Company and shall be entitled to specific performance of the obligations of the Company hereunder and injunctive relief against any violation or threatened violation of the Company’s obligations under this Agreement.
5.5     Use of Proceeds.  The Company hereby covenants and agrees with the Shareholders that, unless otherwise consented to by the Shareholders in writing, it shall only use the proceeds raised pursuant to the Subscription Agreement in accordance with section 5.4(d) of the Subscription Agreement.
5.6     Shareholder Rights Plan Agreement.  The Company hereby covenants and agrees with the Shareholders that: (a) the shareholder rights plan agreement between the Company and Computershare Investor Services Inc. (“Computershare”) dated April 11, 2007, as amended by amendment no. 1 to the shareholder rights plan agreement between the Company and Computershare dated December 23, 2009 (together, the “Rights Agreement”) shall not be amended in any manner which could adversely affect the rights thereunder of either of the Shareholders or any of their respective Associates and Affiliates (as such terms are defined therein); and (b) Section 1.1(vi) of the Rights Agreement shall not be amended, without the prior written consent of the Shareholders.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES
6.1     Representations and Warranties of the Company.  The Company represents and warrants to each of the Shareholders, and acknowledges that each of the Shareholders is relying upon such representations and warranties in entering into this Agreement, as follows:
(a)	the Company is a corporation validly existing under the Canada Business Corporations Act (“CBCA”);
(b)	the Company has taken all necessary corporate action to authorize the execution and delivery of this Agreement and to observe the provisions of and perform its obligations under the Agreement in accordance with its terms;
(c)	neither the execution and delivery of this Agreement, nor the compliance by the Company with the provisions of this Agreement or the performance or consummation of the transactions contemplated in this Agreement, do or will (i) require the authorization, order or agreement of, permits from or filings with, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, regulatory authority or other Person, except as such as have been made or obtained; or (ii) conflict with or result in a breach or violation of any of the terms or provisions of, or cause the termination or revocation of, or constitute a default under, (whether after notice or lapse of time or both), or allow any other Person to exercise any rights under (a) any law statute, rule or regulation applicable to the Company or the Project, including, without limitation, applicable securities laws, (b) the any of the articles, by-laws or other constating documents of the Company or resolutions of the Board of Directors or shareholders of the Company or any of its subsidiaries which are in effect as at the date hereof; (c) any mortgage, deed of trust, note, indenture, contract, agreement, instrument, lease or other document to which the Company is a party or by which it or the Project, or assets thereof, are bound; (d) any judgment, decree or order binding the Company or the property or assets of the Company or any of its subsidiaries, or (e) any authorization held by the Company;
(d)	there is no requirement to make any filing with, give any notice to, or obtain any authorization of, any governmental or regulatory authority as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and authorizations required under applicable securities laws and the rules of the Exchange with respect to the completion of an Issuance and the notifications required under the CBCA upon the election of the Shareholders’ Nominees;
(e)	this Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, and no other corporate proceedings on the part of the Company are necessary in connection therewith; and

(f)	the authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preferred shares, of which 252,487,463 Common Shares and no preferred shares are validly issued and outstanding as at the date of this Agreement as fully paid and non-assessable. As of the date of this Agreement, there are Outstanding Convertible Securities entitling the holders thereof to acquire up to 22,125,275 Common Shares and, other than pursuant to this Agreement, no Person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase, subscription, issuance, allotment or other acquisition of any of the Voting Shares or Convertible Securities or any other security convertible into or exchangeable for Voting Shares or Convertible Securities or to require the Company to purchase, redeem or otherwise acquire any of its issued and outstanding securities.
6.2     Representations and Warranties of Kirkland.  Kirkland represents and warrants to the Company, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, as follows:
(a)	Kirkland is a corporation validly existing under the laws of the British Virgin Islands;
(b)	Kirkland has taken all necessary corporate action to authorize the execution and delivery of this Agreement and to observe the provisions of and perform its obligations under the Agreement in accordance with its terms;
(c)	neither the execution and delivery of this Agreement, nor the compliance by Kirkland with the provisions of this Agreement or the performance or consummation of the transactions contemplated in this Agreement, do or will (i) require the authorization, order or agreement of, permits from or filings with, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, regulatory authority or other Person, except as such as have been made or obtained; or (ii) conflict with or result in a breach or violation of any of the terms or provisions of, or cause the termination or revocation of, or constitute a default under, (whether after notice or lapse of time or both), or allow any other Person to exercise any rights under (a) any law statute, rule or regulation applicable to Kirkland, including, without limitation, applicable securities laws, or (b) the any of the articles, by-laws or other constating documents of Kirkland or resolutions of its board of directors or shareholders or any of its subsidiaries which are in effect as at the date hereof;
(d)	there is no requirement to make any filing with, give any notice to, or obtain any authorization of, any governmental or regulatory authority as a condition to the lawful completion of the transactions contemplated by this Agreement; and
(e)	this Agreement has been duly authorized, executed and delivered by Kirkland and constitutes a legal, valid and binding obligation of Kirkland, enforceable against it in accordance with its terms, and no other corporate proceedings on the part of Kirkland are necessary in connection therewith.
6.3     Representations and Warranties of Gravity.  Gravity represents and warrants to the Company, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, as follows:

(a)	Gravity is a corporation validly existing under the laws of the British Virgin Islands;
(b)	Gravity has taken all necessary corporate action to authorize the execution and delivery of this Agreement and to observe the provisions of and perform its obligations under the Agreement in accordance with its terms;
(c)	neither the execution and delivery of this Agreement, nor the compliance by Gravity with the provisions of this Agreement or the performance or consummation of the transactions contemplated in this Agreement, do or will (i) require the authorization, order or agreement of, permits from or filings with, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, regulatory authority or other Person, except as such as have been made or obtained; or (ii) conflict with or result in a breach or violation of any of the terms or provisions of, or cause the termination or revocation of, or constitute a default under, (whether after notice or lapse of time or both), or allow any other Person to exercise any rights under (a) any law statute, rule or regulation applicable to Gravity, including, without limitation, applicable securities laws, or (b) the any of the articles, by-laws or other constating documents of Gravity or resolutions of its board of directors or shareholders or any of its subsidiaries which are in effect as at the date hereof;
(d)	there is no requirement to make any filing with, give any notice to, or obtain any authorization of, any governmental or regulatory authority as a condition to the lawful completion of the transactions contemplated by this Agreement; and
(e)	this Agreement has been duly authorized, executed and delivered by Gravity and constitutes a legal, valid and binding obligation of Gravity, enforceable against it in accordance with its terms, and no other corporate proceedings on the part of Gravity are necessary in connection therewith.
ARTICLE 7
RIGHTS AND OBLIGATIONS OF THE SHAREHOLDERS
7.1     In performing their respective obligations under this Agreement, the Shareholders shall be acting severally and not jointly and severally. The Shareholders’ respective obligations and rights and benefits hereunder shall be based upon the number of the Common Shares held by each of the Shareholders and its Affiliates as a percentage of the number of Common Shares held by all of the Shareholders and their respective Affiliates (in each case calculated on a non-diluted basis at the applicable time).
7.2     Nothing in this Agreement is intended to create any relationship in the nature of a partnership or joint venture among the Shareholders.
7.3     Without restricting the right of any of the Shareholders to transfer Voting Shares and/or Convertible Securities, each of the Shareholders may, at any time, and from time to time, transfer the legal and beneficial ownership of any of the Voting Shares and/or Convertible Securities held by it, together with its rights arising hereunder to an Affiliate and/or to any other Shareholder or any of its Affiliates; provided that such Shareholder shall procure that:
(a)	the Company shall be given notice in writing at least five (5) Business Days prior to the proposed transfer; and

(b)	the proposed transferee enters into an agreement in the form attached hereto as Schedule “A”.
Any Person to whom a Shareholder transfers Voting Shares and/or Convertible Securities as permitted in this Section 7.3 is referred to in this Agreement as a “Permitted Assignee” of such Shareholder.
ARTICLE 8
CONSTRUCTION
8.1     Entire Agreement.  This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes any and all prior understandings, agreements and negotiations by, between or among any of the parties hereto concerning such subject matter, and there are no other or further agreements between or among any of the parties hereto concerning the subject matter hereof other than those expressly set forth herein (including, but not limited to any subscription agreement to be entered into by the parties in connection with any Future Private Placement Financing and/or any Issuance or any deed of adherence of a Permitted Assignee).
8.2     Modification and Waiver.  No supplement, modification or amendment of this Agreement will be binding unless made in a written instrument that is signed by the parties hereto and that specifically refers to this Agreement.
8.3     Binding Effect.  This Agreement shall be binding upon and enure to the benefit of the Shareholders and their respective successors and Permitted Assignees, and shall be binding upon and enure to the benefit of the Company and its successors.
8.4     Governing Law and Jurisdiction.  This Agreement is being delivered in and shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to the conflict of law provisions thereof. The parties irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.
8.5     Headings.  The Article and Section headings contained in this Agreement are intended solely for convenience of reference and shall not be considered in interpreting this Agreement.
8.6     Counterparts.  This Agreement may be executed and delivered in multiple counterparts and by facsimile or email transmission, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
8.7     Time Periods.  Any action required hereunder to be taken within a certain number of days shall be taken within that number of calendar days; provided, however, that if the last day for taking such action falls on a Saturday, Sunday or a holiday observed by the Company or any of the Shareholders, the period during which such action may be taken shall be automatically extended to the next Business Day.
[EXECUTION PAGE FOLLOWS]

INTENDING TO BE LEGALLY BOUND, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

Century Mining Corporation
Per:	/s/ Margaret Kent
Name:
Title:

Kirkland Intertrade Corp.
Per:	/s/ Max Finskiy
	Name:	Max Finskiy
Title:

Gravity Ltd.
Per:	/s/ Francis Scola
	Name:	Francis Scola
	Title:	Sole Director

For the purposes of Section 4.6, Margaret Kent hereby executes and delivers this Shareholders Agreement as of date first written above.

SIGNED, SEALED AND DELIVERED in the presence of	/s/ Margaret Kent Margaret Kent

SCHEDULE “A”
ACKNOWLEDGMENT AGREEMENT

TO:	All parties now bound by the Shareholders Agreement (the “Shareholders Agreement”) made among such parties dated December • , 2009

RE:	All parties hereinafter to become bound by the Shareholders Agreement as provided for therein
          WHEREAS  •  (the “Transferor”) has transferred Common Shares (the “Transferred Shares”) to the undersigned (the “New Shareholder”);
          AND WHEREAS the Shareholders Agreement provides that the Transferred Shares may only be transferred to a Permitted Assignee if it agrees to be bound by the terms of the Shareholders Agreement;
          NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby irrevocably acknowledged, the undersigned, intending to be legally bound hereby, hereby covenants and agrees as follows:
1.	The New Shareholder acknowledges receipt of a copy of the Shareholders Agreement and acknowledges and agrees that the transfer of the Transferred Shares is subject to the terms of the Shareholders Agreement.
2.	The New Shareholder covenants and agrees that it shall be bound by all of the provisions of the Shareholders Agreement as if the New Shareholder is an original party to the Shareholders Agreement holding the Transferred Shares.
3.	The New Shareholder hereby represents and warrants that it is an Affiliate of the Transferor, a Shareholder or an Affiliate of a Shareholder.
4.	The New Shareholder covenants and agrees that it will take all such steps, execute all such documents and do all such acts and things as may be necessary to give full effect to this acknowledgement agreement and to implement to their full extent the provisions hereof.
5.	This acknowledgement agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
6.	Time shall be of the essence of this acknowledgement and agreement.
7.	Unless specifically defined herein or unless the context otherwise requires, terms used herein which are defined in the Shareholders Agreement shall have the meanings ascribed to such terms in the Shareholders Agreement.

1

          This acknowledgement agreement shall be binding upon the undersigned and the heirs, executors, administrators, successors, permitted assigns and legal representatives of the undersigned.
          DATED this _________ day of __________________, 2___.

● – New Shareholder

2

SCHEDULE “B”
OPERATING COMMITTEE CHARTER

Charter of the Operating Committee
of Century Mining Corporation
(as adopted on   •  , 2009)
1.	The Committee
The Operating Committee (the “OC”) has been established by the board of directors (the “Board”) of Century Mining Corporation (the “Corporation”). This Charter has been approved by the Board. The OC shall review and assess the adequacy of this Charter on or before March 31, 2010 and thereafter annually and submit any proposed revisions to the Board for approval.
2.	Purpose of the Committee
The purpose of the OC is to supervise the management of the Lamaque Project (being the development of mining operations at the Sigma and Lamaque underground mines, the Sigma open-pit mine, the Lamaque open-pit mine, and the Sigma mill located in Abitibi County, Québec) (the “Project”) until the Operating Criteria (as defined below) has been satisfied. Upon satisfaction of the Operating Criteria, the OC will be dissolved.
“Operating Criteria” means the Project reaching an annualized run rate of at least 75,000 ounces of gold over a period of at least four (4) consecutive months at a cash cost of US$500 or less per ounce; such run rate shall be verified by Deutsche Bank AG (in connection with the forward gold purchase agreement dated December 22, 2009 between the Corporation and Deutsche Bank AG) or by a third party appointed by Deutsche Bank AG based upon refined gold receipts issued by Johnson Matthey and Royal Canadian Mint and changes in the mill and mine inventory; such cash cost will be calculated from the operation costs of the Project based on the World Gold Council criteria and confirmed by the Corporation’s auditors.
3.	Composition and Appointment of Members:
The OC shall be comprised of 4 members. Two members of the OC (individually, an “Investor Member” and collectively, the “Investor Members”) shall be appointed by the nominees of Kirkland Intertrade Corp. elected or appointed to the Board, from time to time, and the other two members of the OC (individually, an “Incumbent Member” and collectively, the “Incumbent Members”) shall be appointed by the other members of the Board. The number of members of the OC may be increased or decreased, from time to time, by the Board; provided that 50% of the members of the OC shall at all times be comprised of Investor Members.
The initial members of the OC are:
(i)	Keith Hulley (Chairman);

(ii)	Margaret Kent;

(iii)	Ross Burns; and

(iv)	Daniel Major.

Where a vacancy occurs at any time in the membership of the OC, it shall be filled in accordance with this Charter.
The Chairman of the OC shall be appointed by the Board from time to time. If the Chairman of the OC is not present at any meeting of the OC, one of the other Members shall be chosen by the OC to preside at the meeting.
A Secretary for the OC shall be provided by the Corporation.
4.	OC Meetings
The OC will meet initially at least biweekly and notice of, and any agenda and other material regarding or to be considered or used at, each such meeting (collectively, the “Meeting Material”) shall be given to each member of the OC (collectively, the “Members”) not less than 3 business days prior to the meeting. The Chairman of the OC and/or any one or more other Members shall determine what Meeting Materials shall be prepared by management of the Corporation for each meeting of the OC. The Chairman of the OC may change the frequency of the OC meetings. No notice of the meeting shall be necessary when all Members are present and have unanimously agree upon both the meeting being held and the agenda for such meeting.
OC meetings may be held in person or by telephone or by video conferencing or similar communications equipment by means of which all persons participating can hear each other, and any actions of the OC taken at such meetings shall be confirmed in writing by the Secretary and the Chairman of the OC for such meetings in the minutes of such meetings. The OC may, in lieu of deciding any matter at a meeting, act by instrument in writing. Decisions of the OC to be made at meetings of Members require a simple majority of votes cast at such meetings. Any decision of the OC to be made by instrument in writing, in lieu of holding a meeting, must be unanimous and signed by all Members. In circumstances where the OC is unable to resolve or determine any matter, such matter shall be recommended to the Board for determination.
A quorum for a meeting of Members is at least one Investor Member and at least one Incumbent Member. No business other than the adjournment or termination of the meeting shall be transacted at any meeting unless a quorum is present at the commencement of the meeting.
If within 30 minutes from the time set for a meeting, a quorum is not present, the meeting shall, at the election of the Members who are present: (a) be terminated; or (b) be adjourned to the same place but upon a date and at a time to be fixed by the Member(s) adjourning such meeting, which shall be not less than five (5) business days following the date for which the original meeting was called.
Notice of the adjourned meeting shall be given to the Members forthwith after the adjournment of the original meeting. If at the adjourned meeting a quorum is not present within 30 minutes from the time set as a result of the absence of the Member(s) who failed to attend the originally called meeting, the Members present shall be a quorum for such adjourned meeting and may proceed to transact business.
At the invitation of any Member, one or more officers, employees or consultants of the Corporation may, and if instructed by the OC shall, attend meetings of the OC. At the invitation of any Member, one or more outside consultants or advisors or observers may attend meetings of the OC.

The OC shall fix its own procedure for meetings and keep records of its proceedings.
5.	Mandate / Responsibilities / Scope / Jurisdiction
The OC shall:
(a)	assist management of the Corporation through its technical and financial oversight in the development of the Project within the approved Project scope, including by receiving monthly operating reports from the General Manager of the Project in form and substance satisfactory to the OC;
(b)	review, and recommend changes to, the annual budget for the Project and the annual mine plan for the Project, prior to the submission of such budget and such plan to the Board for its approval;
(c)	review any material changes proposed by management of the Corporation, and propose alternatives or other changes, to the Project scope, and/or to management approved business plans and budgets (whether such plans or budgets are financial, technical or operational) prior to the submission of such plans and budgets to the Board for its approval;
(d)	make recommendations with respect to the hiring and termination of all senior management personnel for the Project (being the General Manager and anyone at or above the superintendent level), provided that the Investor Members shall have the power to veto any recommendation of the OC with respect to the appointment of the General Manager;
(e)	monitor the development of the Project based on Board approved business plans and budgets, and report progress to the Board on a monthly basis;
(f)	attend at the Project’s facilities to review operations and books and records (during normal business hours) from time to time; and
(g)	assist management of the Corporation in the preparation of the Corporation’s disclosure documents (including any press release or information contained on its website) containing information relating to the Project and/or matters within the OC’s mandate by reviewing and, where appropriate, making recommendations for changes to those portions of such documents prior to such documents being finalized and/or approved by the Board, if applicable.
The OC shall have the authority and responsibility to receive all material information and review all material factors that may influence, directly or indirectly, the relative commerciality of the Project. Such information and factors are likely to include, but are not limited to, the following:
(i)	permitting, including all operating, environmental and water permits;
(ii)	geology, including on-going exploration, resource and reserve modeling, QA/QC, and grade control;
(iii)	mine design, including choice of mining methods, and mine scheduling;
(iv)	mining, including operational performance, including development, stope tonnage, grade, and dilution;

(v)	process, including operational performance, including throughput, availability, metallurgical recovery, and tailings design and performance;

(vi)	health and safety, including standards and performance;

(vii)	environmental, including standards and performance;

(viii)	project development progress, including physical progress vs. project schedule;

(ix)	manpower, including recruitment rates, training and timing;

(x)	administration, including accounting, procurement, reporting; and

(xi)	financial progress, including assess capital expenditure and operating cost progress vs. budget.
The foregoing lists are not exhaustive, and the OC may, in addition, perform such other functions as it considers, in its discretion, to be necessary or appropriate in order to fulfil its mandate.
The General Manager of the Project is to report to the Chief Executive Officer of the Corporation and all communications from the OC to the General Manager and other senior management personnel for the Project are to be made through the Chief Executive Officer of the Corporation.
In order to fulfil its mandate, the OC (and any Member) shall have full access to all books, records, operations, facilities and personnel relevant to the Project and be entitled to receive, on a timely basis, any and all material information and data relating to the Project upon request of any Member.
The OC, when it considers it necessary or advisable, may retain, at the Corporation’s expense, independent consultants or advisors to assist or advise the OC independently on any matter within its mandate. The OC shall have the sole authority to retain and terminate any such consultants or advisors, including sole authority to approve the fees and other retention terms for such consultants and advisors.
While the OC has the responsibilities set out in this Charter, any Members who are also members of the Board have been appointed to the OC to provide broad oversight of the Corporation’s activities and affairs relating to the Project. None of the Members are accountable or responsible for the day-to-day activities, or the administration or implementation of arrangements, relating to the Project.
The non-management Members will be paid US$60,000 per year and the management Members will be paid US$30,000 per year as compensation for services rendered in connection with the fulfilment of their respective responsibilities and/or duties under this Charter. All Members shall be reimbursed for all costs and expenses incurred in attending meetings and otherwise performing their respective responsibilities and/or duties under this Charter The Chief Executive Officer of the Corporation shall have the authority to pay such reimbursements, fees and compensation, as well as the administrative expenses of the OC that are necessary or appropriate in order for it to fulfil its mandate.
6.	Reporting
The Chairman of the OC shall report to the Board forthwith following each meeting of the OC and provide the Board with a copy of the minutes of each such meeting, executed by the Chairman of the OC and the Secretary for such meeting. In addition, any member may provide a separate report to the Board following any meeting of the OC.

The Chairman of the OC shall, on behalf of the OC, report to the Board on the status of the Project on a frequency determined by the Board from time to time and shall report to the Board on any issues that the OC considers to be important for Board consideration in connection with the Project as and when determined by the Chairman of the OC. In addition, any Member may at any time report to the Board any issues that such Member considers to be important for Board consideration in connection with the Project.